AB 3/3

SECUI 08026419 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Development Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14680 Sterling Rd., Ste. 2000
(No. and Street)

Colorado Springs, Colorado 80921-2617
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris G. Mendrop 719-632-8341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockman Kast Ryan & Co. LLP
(Name – *if individual, state last, first, middle name*)

102 N. Cascade Ave., Ste. 400, Colorado Springs, CO 80903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
100

TA 3/4

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris G. Mendrop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Development Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L KAST
NOTARY PUBLIC
STATE OF COLORADO
MY COMMISSION EXPIRES: 04/14/2009

Karen L Kast
Notary Public

C G Mendrop
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

stockman kast ryan + co LLP

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

Financial Statements

For the Year Ended December 31, 2007,

Supplemental Schedules

And

Independent Auditors' Report

stockman kast ryan + co LLP

INDEPENDENT AUDITORS' REPORT

Board of Directors
Corporate Development Capital, L.L.C.

We have audited the accompanying statement of financial condition of Corporate Development Capital, L.L.C. (the Company) as of December 31, 2007 and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Development Capital, L.L.C. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stockman Kast Ryan + Co, LLP

February 14, 2008

Certified Public Accountants and Business Advisors | 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903

www.skrco.com | telephone: (719) 630-1186 facsimile: (719) 630-1187

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 48,067
Accounts receivable	2,331
Prepaid expenses	2,029
TOTAL	$ 52,427

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY	$ 52,427
TOTAL	$ 52,427

See notes to financial statements.

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	
Consulting income	$ 305,000
Other income	35,000
Reimbursed expenses	4,788
Interest	890
TOTAL	345,678
EXPENSES	
Commissions	157,185
Consulting fees	107,593
Travel and entertainment	24,085
Professional fees	6,881
Registration fees	2,207
Other	6,402
TOTAL	304,353
NET INCOME	$ 41,325

See notes to financial statements.

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

BALANCE – January 1, 2007	$	32,602
Net income		41,325
Distributions		(21,500)
BALANCE — December 31, 2007	$	52,427

See notes to financial statements.

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES	
Net income	$ 41,325
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(2,331)
Prepaid expenses	(938)
Accounts payable	(864)
Net cash provided by operating activities	37,192
FINANCING ACTIVITIES	
Net cash used in financing activities – Distributions to member	(21,500)
NET INCREASE IN CASH AND CASH EQUIVALENTS	15,692
CASH AND CASH EQUIVALENTS, January 1, 2007	32,375
CASH AND CASH EQUIVALENTS, December 31, 2007	$ 48,067

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

General — Corporate Development Capital, L.L.C. (the Company), a Colorado limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is primarily involved in the sale and marketing of oil and gas interests and other private placement of securities. The Company maintains one office in Colorado Springs, Colorado.

As a limited liability company, each member's liability is limited to its respective capital contributions, except as otherwise required by law.

Cash and Cash Equivalents — For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the purchase date to be cash equivalents.

Income Taxes — As a limited liability company, the Company's members are allocated their proportionate share of the Company's taxable income or loss for inclusion in their respective income tax returns. Therefore, no provision or liability for Federal or state income taxes has been included in the financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. FINANCIAL ADVISOR AGREEMENTS

The Company enters into engagements with its clients to provide financial advisory services. Under the engagement terms, the Company receives a non-refundable monthly retainer, reimbursement of out-of-pocket expenses and a percentage of any proceeds of cash capital raised on the clients' behalf. During the year ended December 31, 2007 the Company received cash fees of $305,000 under the terms of these agreements. The Company also received as compensation during the year ended December 31, 2007 an ownership interest in a newly formed organization that was created. Through February 13, 2008 the newly formed organization had not had any significant operations and had not generated cash flow. Accordingly, the Company has not attributed any value to the ownership interest.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides

that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $50,398, which was $45,398 in excess of its required net capital of $5,000. The Company's net capital ratio was 10.08 to 1, the calculation of which is included at Supplemental Schedule I.

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

SUPPLEMENTAL SCHEDULES

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

SCHEDULE I — COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

Net capital:	
Total members' equity	$ 52,427
Deduct non-allowable assets:	
Prepaid expenses	2,029
Net capital	$ 50,398
Aggregate indebtedness — items included in financial statements	$ —
Basic net capital requirement	$ 5,000
Excess net capital	$ 45,398
Ratio aggregate indebtedness to net capital	—
Net capital as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2007	$ 43,363
Net capital/minimum net capital ratio	10.08

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

SCHEDULE II — FOCUS FORM X-17A-5, PART III
DECEMBER 31, 2007

Corporate Development Capital, L.L.C. does not hold funds or securities for, or owe money or securities to, customers. Consequently, the Company qualified for exemption from the provision of SEC Rule 15c3-3(k)(2)(*i*) and Schedules II, III and IV of FOCUS Form X-17A-5, Part II.

END